

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 29, 2008

Mr. David E. Grose
Chief Financial Officer
Quest Resource Corporation
9520 N. May Avenue, Suite 300
Oklahoma City, OK 73120

> **Re:**   **Quest Resource Corporation**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Filed January 17, 2008**
> **File No. 000-17371**

Dear Mr. Grose:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant